DC
No Act
P.E. 11-27-06

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

07041778

January 8, 2007

Louis Goldberg
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

JAN 1 8 2007

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/8/2007

Re: Morgan Stanley
Incoming letter dated November 27, 2006

Dear Mr. Goldberg:

This is in response to your letters dated November 27, 2006 and December 15, 2006 concerning the shareholder proposal submitted to Morgan Stanley by the Free Enterprise Action Fund. We also have received a letter from the proponent dated December 1, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Steven J. Milloy
Managing Partner
c/o Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

PROCESSED
JAN 2 2 2007
THOMSON
FINANCIAL

895421

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 4539

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

November 27, 2006

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

On behalf of Morgan Stanley, a Delaware corporation (the "Company" or "Morgan Stanley"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to the shareholder proposal and supporting statement submitted by the Free Enterprise Action Fund (the "Proponent"), on October 27, 2006 (the "Proposal") for inclusion in the proxy materials Morgan Stanley intends to distribute in connection with its 2007 Annual Meeting of Shareholders (the "2007 Proxy Materials"). We hereby request confirmation that the staff of the Office of Chief Counsel (the "Staff") will not recommend any enforcement action if, in reliance on Rule 14a-8, Morgan Stanley omits the Proposal from its 2007 Proxy Materials. Morgan Stanley expects to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about February 15, 2007. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before Morgan Stanley files its definitive 2007 Proxy Materials.

Pursuant to Rule 14a-8(j), we are enclosing herewith six copies of each of this letter and the Proposal and a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the proposal from its 2007 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

The Proposal states:

Resolved: The Shareholders request that the Board of Directors prepare by October 2007, at a reasonable expense and omitting proprietary information, a Sarbanes-Oxley Right-to-Know Report. The report should include:

1. An assessment of the costs and benefits of the Sarbanes-Oxley Act on the Company's in-house operations; and
2. An assessment of the impacts of the Sarbanes-Oxley Act on the Company's investment banking business.

The Proposal's supporting statement states that the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") "may adversely impact Company operations without providing the commensurate benefits intended by Congress." In addition, it states that Sarbanes-Oxley "may be harming shareholder value through unnecessarily burdensome compliance costs and by reducing the Company's investment banking business," and that shareholders have "the right to know how Sarbanes-Oxley impacts the Company so they can take appropriate action if warranted."

Statement of Reasons to Exclude

The Company believes that the Proposal may properly be excluded from its proxy statement under Rule 14a-8(i)(7) and Rule 14a-8(i)(3) for the reasons discussed below.

Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7), a proposal may be excluded if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant," provided that it does not have "significant policy, economic or other implications inherent in" it. Exchange Act Release No. 34-12999 (November 22, 1976). The Staff has indicated that where a proposal requests a report on a specific aspect of the registrant's business, as is the case with the Proposal, the Staff will consider whether the subject matter of the proposal relates to the conduct of ordinary business operations. Where it does, such proposal, although only requesting the preparation of a report, will be excludable. Exchange Act Release No. 34-20091 (August 16, 1983).

The Commission has provided guidance on the policy behind the Rule 14a-8(i)(7) exclusion for ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission stated that the general policy consideration behind the 14a-8(i)(7) exclusion "is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission went on to state that:

> "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight....... The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific timeframes or methods for implicating complex policies."

Morgan Stanley believes that the Proposal can be properly excluded under Rule 14a-8(i)(7) since compliance with Sarbanes-Oxley is "fundamental to management's ability to run the company on a day-to-day basis," and "could not, as a practical matter, be subject to direct shareholder oversight."

Since Sarbanes-Oxley came into effect, Morgan Stanley has invested significant resources, both financial and human, to ensure its continued compliance with the statute. It is an ongoing project, one that occurs on a daily basis, and one that permeates many aspects of the Company's business. The "costs", "benefits" and "impacts" of this compliance could not, as a practical matter, be subject to direct shareholder oversight. The underlying subject matter of the Proposal deals with the fundamental tasks of the Company's management and Board of Directors to ensure compliance with Sarbanes-Oxley. Management and employees across the organization are involved in Morgan Stanley's compliance with Sarbanes-Oxley.

The creation of a report assessing the various "costs" and "benefits" of Sarbanes-Oxley, even if its ultimate parameters were understood, would place an undue burden on the Company, and we believe that such a report would not benefit Morgan Stanley shareholders. Seeking such a report would, we believe, be an instance of shareholders seeking to micro-manage ordinary business activities by having the Company extend the scale of projects involved in Sarbanes-Oxley compliance by now also having a new, invasive and expansive project of having to record, document and report on its costs, benefits and impacts. The work underlying the report would need to focus on micro-level detail of the ordinary business tasks and operations involved in complying with Sarbanes-Oxley to compile and analyze the data needed to assess and report on these costs, benefits and impacts. This, we believe, is the very essence of ordinary business operations. Further, such a report (especially as to the impact on Morgan Stanley's investment banking business), would likely involve publication of information that is competitively sensitive and therefore potentially harmful to the Company.

Moreover, the Proponent should not be able to rely on the exception that the Commission has made for proposals that might touch on ordinary business operations, but truly focus on significant issues of social policy. In the 1998 Release, the Commission noted that such proposals focusing on "sufficiently significant social policy issues.... would not be considered to be excludable, because the proposals would transcend the day-to-day business matters...."

While certain aspects of Sarbanes-Oxley may currently be a matter of public debate, the Staff has found proposals excludable when they request reports regarding compliance with law or seek to involve the company in the political or legislative process and are ultimately directed at a company's ordinary business operations, the inverse of the situation contemplated in the 1998 release.

In International Business Machines Corporation ("IBM") (March 2, 2000), the proponent sought a report on the potential impact on the company of pension-related proposals being considered by national policy makers. IBM had recently adopted a pension plan that had been subjected to scrutiny in the public arena, the proponent being one of the plan's most vocal critics. Ultimately, the Staff concurred with IBM that while the proposal in question may have touched on certain policy questions being debated in both public and legislative forums, the true nature of the report was directed at IBM's ordinary business operations -- developing pension plans, making sure they were in legal compliance with government regulations, and assessing the effect that any future government action may have on such plans. In their response letter, the Staff found that the proposal was excludable as it "appear[ed] directed at involving IBM in the political or legislative process." Applying the Staff's reasoning to the Proposal, we believe that it should be excludable as seeking to involve Morgan Stanley in the political or legislative process.

We believe that the Proposal also should be excludable as ultimately calling for a report on the "costs", "benefits" and "impacts" of Morgan Stanley's Sarbanes-Oxley compliance program. In Allstate Corporation (February 16, 1999), the Staff allowed a proposal, though touching on matters of public controversy, to be excluded where the main focus of the report sought was directed at the company's ordinary business operations. Allstate is particularly analogous to the situation at hand in that the proposal requested a report that essentially measured the general conduct of a legal compliance program. Though the proponent in Allstate tried to frame its argument for inclusion around the publicity that Allstate had received for allegedly illegal activities, the Staff looked to the language of the proposal and the relief sought – a report on the company's compliance with applicable laws – and concluded that it was excludable as the conduct of a legal compliance program was quintessentially a part of Allstate's ordinary business operations. We believe that, applying the Staff's reasoning in Allstate to the Proposal, it should be excludable as calling for a report regarding Morgan Stanley's compliance with Sarbanes-Oxley, which is part of Morgan Stanley's ordinary business operations.

Sarbanes-Oxley is a law that the Company must comply with, not a matter of choice. The Company's compliance with that law is a matter of ordinary business operations. As Allstate and IBM make clear, these issues are "fundamental to management's ability to run the company on a day-to-day basis," and they "could not, as a practical matter, be subject to direct shareholder oversight."

Based on the foregoing, the Company believes that the Proposal may properly be excluded from its 2007 Proxy Materials under Rule 14a-8(i)(7), as it deals with the ordinary business operations of the Company.

Rule 14a-8(i)(3)

Under Rule 14a-8(i)(3), a proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials." In Staff Legal Bulletin No. 14B (CF), released September 15, 2004, the Staff stated that

> "reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where..... the company demonstrates objectively that a factual statement is materially false or misleading [or] the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

We believe that Morgan Stanley may properly exclude the Proposal under Rule 14a-8(i)(3) due to vague, misleading and overly broad wording that would leave stockholders voting on the Proposal uncertain as to exactly what actions would be taken if the Proposal were approved. At the outset, the Proponent uses a seemingly defined term to describe the ultimate report that the Proposal seeks when labeling it a "Sarbanes-Oxley Right to Know Report." No such report is contemplated by Sarbanes-Oxley and the Proponent has not defined the term "Right-to-Know Report." The use of this vague and undefined term would mislead shareholders into believing that they were voting for a report that was mandated or at least permitted under Sarbanes-Oxley, when in fact, the Proposal seeks exactly the opposite; to question the very foundation of the statute by characterizing it as "adversely impacting Company operations" and as "unnecessarily burdensome."

The first prong of the Proposal employs broad, undefined terms such as "costs" and "benefits" that are vague, difficult to interpret and potentially misleading to shareholders. Some shareholders may believe that this language speaks only in economic terms while others may interpret it to call for a more open-ended analysis, one that measures such intangibles as public policy and goodwill.

The second prong of the Proposal asks Morgan Stanley to measure the "impact" of Sarbanes-Oxley on the Company's investment banking business. Again, due to the multitude of ways one could measure the "impact" of Sarbanes-Oxley, shareholders could not be expected to clearly understand the limits of what actions or measures such a proposal would require.

In addition to misleading and confusing shareholders, the Proposal, if adopted, would leave Morgan Stanley uncertain as to what exactly its implementation would require. The "costs," "benefits" and "impacts" of a significant piece of legislation such as Sarbanes-Oxley are numerous and diffuse and Morgan Stanley would be forced to expend considerable resources in attempting to comply with the Proposal as a result of its vagueness.

Given the above, a shareholder voting on the Proposal would not be able to properly assess its ultimate scope, and the Company would be unable to determine what actions should be taken if the Proposal were to be implemented. Accordingly, we believe that the Proposal is excludable under Rule 14a-8(i)(3) as containing factual statements that are materially false or misleading. As such, we believe that Morgan Stanley should be allowed to exclude the Proposal in its entirety. "[W]hen a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14 (July 21, 2001). In the alternative, if the Staff does not agree that the Proposal should be excluded in its entirety under Rule 14a-8(i)(3), we request that the Staff recommend appropriate revisions to the Proponent.

* * *

The Company respectfully requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, Morgan Stanley omits the Proposal from its 2007 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

Please call the undersigned at (212) 450-4539 if you should have any questions or need additional information or as soon as a Staff response is available. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it to our messenger.

Respectfully yours,

Louis Goldberg

Attachment

cc w/ att: Steven J. Milloy, Action Fund Management, LLC

William O'Shaughnessy (Morgan Stanley)

action fund
management.LLC
12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

Post-it® Fax Note 7671	Date 10/27 # of pages ▸ 5
To THOMAS NIDES	From STEVEN MILLOY
Co./Dept.	Co.
Phone # 212-761-0045	Phone # 301-258-2852
Fax #	Fax #

10/27 cc: Bill O'Shaughnessy

BY FAX AND OVERNIGHT MAIL

October 27, 2006

Mr. Thomas R. Nides
Corporate Secretary
Morgan Stanley
1585 Broadway
New York, NY 10036

Dear Mr. Secretary:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Morgan Stanley (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Free Enterprise Action Fund (the "FEAF") is the beneficial owner of approximately 554 shares of the Company's common stock, 415 shares of which have been held continuously for more than a year prior to this date of submission. The FEAF intends to hold the shares through the date of the Company's next annual meeting of shareholders. The attached letter contains the record holder's appropriate verification of the FEAF's beneficial ownership of the aforementioned Company stock.

The FEAF's designated representatives on this matter are Mr. Steven J. Milloy and Dr. Thomas J. Borelli, both of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Action Fund Management, LLC is the investment adviser to the FEAF. Either Mr. Milloy or Dr. Borelli will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy
Managing Partner
Investment Adviser to the FEAF, Owner of Morgan Stanley Common Stock

Enclosures: Shareholder Resolution: Sarbanes-Oxley Right-to-Know Report
Letter from Huntington National Bank

SARBANES-OXLEY RIGHT-TO-KNOW REPORT

Resolved: The shareholders request that the Board of Directors prepare by October 2007, at reasonable expense and omitting proprietary information, a Sarbanes-Oxley Right-to-Know Report. The report should include:

1. An assessment of the costs and benefits of the Sarbanes-Oxley Act on the Company's in-house operations; and
2. An assessment of the impacts of the Sarbanes-Oxley Act on the Company's investment banking business.

Supporting Statement:

Since the Company operates for the benefit of shareholders, they have the right to know how laws and regulations impact Company operations.

The Sarbanes-Oxley Act of 2002 (SOX) was intended to improve investor protection and confidence. SOX, however, may adversely impact Company operations without providing the commensurate benefits intended by Congress. Shareholders have the right to know how SOX impacts the Company so they can take appropriate action if warranted.

SOX may be harming shareholder value through unnecessarily burdensome compliance costs and by reducing the Company's investment banking business.

"[In 2005,] only one of the world's 25 biggest initial public offerings listed in the U.S. So far in 2006, just one of the 10 biggest IPOs have priced here. Six years ago, in comparison, the U.S. hosted nine of the top 10 IPOs. Many executives here and abroad blame U.S. regulation. High on their hit list is Sarbanes-Oxley – SOX –, the 2002 corporate-governance law that many CEOs find overly restrictive and costly. [Wall Street Journal, Fixing SOX No Quick Fix, September 22, 2006]

"...Anguish over SOX in this country is not abating... As the CEO of a U.S. stock market, I am in frequent contact with a broad spectrum of business leaders, many of whom list on our exchange. When it comes to SOX, their message is clear: The burden of compliance is onerous, the cost is significant, and it falls disproportionately on smaller companies that are least able to pay. Our research has shown that the burden on small companies, on a percentage of revenue basis, is 11 times that of large companies." [Bob Greifeld, Nasdaq President, *Wall Street Journal*, March 6, 2006]

"That is only part of the problem. In my travels to countries like China, India and Israel, I meet with the new generation of international entrepreneurs who are building businesses and dreaming of the day they can take their companies public. The constant refrain I hear is that when it comes time to do an IPO, they will be reluctant to list on American markets. They will look elsewhere to raise capital, and the main reason they cite is SOX. Indeed, a recent piece in these pages suggested that 90% of international small companies intending to go public are choosing to list abroad because of SOX costs and concerns. Despite the compelling advantages of listing with the world's most efficient markets and having access to our vast pool of sophisticated investors, many of these companies are likely to follow the line of least resistance and list abroad. [Ibid.]

Huntington

October 24, 2006

Mr. Thomas R. Nides
Secretary
Morgan Stanley
1585 Broadway
New York, NY 10036

Re: Shareholder Resolution of The Free Enterprise Action Fund

Dear Mr. Nides,

Huntington National Bank holds 554 shares of Morgan Stanley common stock beneficially for The Free Enterprise Action Fund, the proponent of a shareholder proposal submitted to Morgan Stanley and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. Of the 554 shares of the Company stock, 415 are held by Huntington National Bank have been beneficially owned by The Free Enterprise Action Fund continuously for more than one year prior to the submission of this resolution. Please refer to the attachment for the purchase dates of the said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,

Timothy Easton
Trust Officer
Huntington National Bank
Ph: 614-331-9760
Fx: 614-331-6192

THE HUNTINGTON

Tax Lot Detail

Run on 10/24/2006 3:19:59 PM

As of 10/24/2006

Account: 1041040274
FREE ENTERPRISE ACTION FD

Combined Portfolios
Settlement Date Basis
Administrator: TIM EASTON @ 614-331-9760
Investment Officer: NO OFFICER ASSIGNED
Investment Authority: None
Investment Objective:
Lot Select Method: FIFO

Cusip	Security Name	Ticker	Price	% Market	Market Value
617446448	MORGAN STANLEY	MS	77.350	0.66	42,852

Tax Lot	Acquisition Date	Portfolio	Units	Tax Cost	Market Value	Unrealized Gain/Loss
1	03/03/2005	PRINCIPAL	274.000000	15,631.70	21,193.90	5,562.20
2	03/08/2005	PRINCIPAL	100.000000	5,960.00	7,735.00	1,775.00
3	03/08/2005	PRINCIPAL	1.000000	59.60	77.35	17.75
4	10/13/2005	PRINCIPAL	40.000000	2,048.40	3,094.00	1,045.60
5	07/06/2006	PRINCIPAL	73.000000	4,677.11	5,646.55	969.44
6	09/13/2006	PRINCIPAL	66.000000	4,613.40	5,105.10	491.70
* TOTAL *			554.000000	32,990.21	42,851.90	9,861.69

Unit Status	Number of Units	Tax Cost	Market Value
Settled	554.000000	32,990.21	42,851.90

Registration	Number of Units
CEDE and CO - DTC	554.000000

[redacted] [redacted] [redacted]

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

RECEIVED
2006 DEC -4 PM 3:51
CORPORATION FINANCE

December 1, 2006

BY OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Morgan Stanley; Shareowner Proposal of the Free Enterprise Action Fund; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

On behalf of the Free Enterprise Action Fund "FEAOX"), attached please find six (6) copies of FEAOX's response to a November 27, 2006 request by Morgan Stanley for a no-action letter from the Staff in connection with the above-captioned shareowner proposal. Action Fund Management, LLC is the investment adviser to the FEAOX and is authorized to act on behalf of the FEAOX.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

Enclosures

action fund
management, LLC
12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

December 1, 2006

RECEIVED
2006 DEC -4 PM 3:52
CORPORATION FINANCE

BY OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Morgan Stanley; Shareowner Proposal of the Free Enterprise Action Fund; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

This letter is on behalf of the Free Enterprise Action Fund ("FEAOX") in response to the November 27, 2006 request by Morgan Stanley ("MS" or the "Company") for a letter from the staff of the Division of Corporate Finance (the "Staff") concurring with the Company's view that the above-referenced Shareowner Proposal (the "Proposal") is excludable pursuant to Rule 14a-8.

Action Fund Management, LLC is the investment adviser for FEAOX and is authorized to act on behalf of FEAOX. FEAOX believes the Proposal is not excludable for any of the reasons claimed by MS.

THE PROPOSAL

The Proposal states in its entirety:

SARBANES-OXLEY RIGHT-TO-KNOW REPORT

Resolved: The shareholders request that the Board of Directors prepare by October 2007, at reasonable expense and omitting proprietary information, a Sarbanes-Oxley Right-to-Know Report. The report should include:

1. An assessment of the costs and benefits of the Sarbanes-Oxley Act on the Company's in-house operations; and
2. An assessment of the impacts of the Sarbanes-Oxley Act on the Company's investment banking business.

Supporting Statement:

Since the Company operates for the benefit of shareholders, they have the right to know how laws and regulations impact Company operations.

The Sarbanes-Oxley Act of 2002 (SOX) was intended to improve investor protection and confidence. SOX, however, may adversely impact Company operations without providing the commensurate benefits intended by Congress. Shareholders have the right to know how SOX impacts the Company so they can take appropriate action if warranted.

SOX may be harming shareholder value through unnecessarily burdensome compliance costs and by reducing the Company's investment banking business.

"[In 2005,] only one of the world's 25 biggest initial public offerings listed in the U.S. So far in 2006, just one of the 10 biggest IPOs have priced here. Six years ago, in comparison, the U.S. hosted nine of the top 10 IPOs. Many executives here and abroad blame U.S. regulation. High on their hit list is Sarbanes-Oxley – SOX –, the 2002 corporate-governance law that many CEOs find overly restrictive and costly. [Wall Street Journal, Fixing SOX No Quick Fix, September 22, 2006]

"...Anguish over SOX in this country is not abating... As the CEO of a U.S. stock market, I am in frequent contact with a broad spectrum of business leaders, many of whom list on our exchange. When it comes to SOX, their message is clear: The burden of compliance is onerous, the cost is significant, and it falls disproportionately on smaller companies that are least able to pay. Our research has shown that the burden on small companies, on a percentage of revenue basis, is 11 times that of large companies." [Bob Greifeld, Nasdaq President, *Wall Street Journal*, March 6, 2006]

"That is only part of the problem. In my travels to countries like China, India and Israel, I meet with the new generation of international entrepreneurs who are building businesses and dreaming of the day they can take their companies public. The constant refrain I hear is that when it comes time to do an IPO, they will be reluctant to list on American markets. They will look elsewhere to raise capital, and the main reason they cite is SOX. Indeed, a recent piece in these pages suggested that 90% of international small companies intending to go public are choosing to list abroad because of SOX costs and concerns. Despite the compelling advantages of listing with the world's most efficient markets and having access to our vast pool of sophisticated investors, many of these companies are likely to follow the line of least resistance and list abroad. [Ibid.]

RESPONSE TO MS' CLAIMS

I. Summary of the Proposal

The Proposal requests that Morgan Stanley prepare a report on the costs and benefits to the Company of the Sarbanes-Oxley Act of 2002 ("SOX"). Although SOX was enacted to improve investor protection and confidence, significant public debate about whether SOX's costs outweigh its benefits to companies.

Given the ongoing public debate about SOX, the Proposal views SOX as the sort "significant social policy issue" contemplated in Exchange Act Release No. 40,018 (May 21, 1998). That is, because it addresses a significant social policy issue – i.e., balancing the costs and benefits of the investor protection offered by SOX – the Proposal is not excludable from proxy materials merely because it may relate in some manner to some aspect of ordinary business operations.

The purpose of the Proposal is in the nature of disclosure. That is, shareholders are entitled to know how the significant social policy issue of SOX impacts their investment in Morgan Stanley.

The Proposal requests information about costs and benefits incurred by Morgan Stanley in the implementation of SOX – a similar request to what the Staff previously deemed appropriate for the shareholder proposal in *General Electric Company (January 17, 2006).*

Contrary to Morgan Stanley's claims, the Proposal does not seek to monitor or micro-manage the Company's implementation of SOX; it does not seek to engage Morgan Stanley in public debate about SOX; it does not contain false and/or misleading statements; and it is not vague or confusing to shareholders.

The Proposal merely requests information that is material to shareholders and that is not available from any place other than Morgan Stanley. With the information requested by the Proposal in the hands of shareholders, they may take any action on their own that they deem appropriate including increasing or decreasing their investment in Morgan Stanley and/or petitioning the government to amend the law.

II. The Proposal is not excludable as pertaining to "ordinary business operations."

MS asserts that the Proposal is excludable because compliance with SOX is "fundamental to management's ability to run the company on a day-to-day basis" and "could not as a practical matter, be subject to shareholder oversight."

But the Proposal does not seek to interfere with management's ability to run the Company or subject management to inappropriate shareholder oversight. Nor does the Proposal interfere with management's implementation of SOX. The Proposal merely seeks a report on the impacts of SOX on the company.

SOX is a public law that imposes significant costs on MS and also may also impact MS' business opportunities. MS admits in its request to the Staff that,

> Morgan Stanley has invested significant resources, both financial and human, to ensure it continued compliance with the statute.

MS staff has recently publicly discussed that SOX may impact the firm's ability to do investment banking business:

> "A lot of companies are now talking about going private just to avoid the 404 and Sarbanes-Oxley cost, which is obviously not the goal of the regulation, to make it unattractive to be publicly traded," says Josh Connor at Morgan Stanley. [LatinFinance, September, 2006].

MS is the unique repository of information pertaining to the "significant investment" and potential lost business that may be attributable to SOX. Shareholders are entitled to know whether and to what extent laws and regulations are adversely impacting their investments. Such disclosure of material information is a basic tenet of the federal securities laws.

Given the information requested by the Proposal, shareholders might then be able to make more informed decisions with respect to increasing or decreasing their investment in Morgan Stanley or perhaps petitioning the government for appropriate changes in the law. Without the information requested by the Proposal, shareholders are effectively left in the dark.

The issue at hand is not how management is implementing SOX, but how SOX may be impacting shareholders. The Proposal seeks information about the impacts of SOX on the Company, not oversight of management. The Proposal in no way questions management's compliance with SOX. We assume that management is in compliance with SOX. The information requested by the Proposal would shed light on whether the benefits of the law outweigh its costs and thereby provide shareholders with relevant information to make appropriate decisions.

Contrary to MS' assertion of confusion, the meaning of the Proposal's request for an assessment of the "costs" and "benefits" of SOX is plain on its face and is well understood by MS which, after all, states in its letter to the Staff that,

> Morgan Stanley has invested significant resources, both financial and human, to ensure continued compliance with the statute.

The Proposal seeks, in part, a more detailed description of those "significant resources."

MS asserts, but does not explain how the Proposal seeks to micro-manage the Company. Without support, this assertion cannot stand.

MS also asserts that the Proposal "would likely involve publication of information that is competitively sensitive and therefore potential harmful to the Company." But the Proposal clearly states that proprietary information should be omitted.

MS claims that the Proposal may not rely on Exchange Act Release No. 40,018 (May 21, 1998) because earlier Staff decisions found other proposals excludable when they requested reports regarding compliance with a law or sought to involve the company in the political or legislative process.

The Proposal, however, does not request a report concerning MS' compliance with SOX. The Proposal requests a report about the impacts of SOX on the Company.

The Proposal does not seek to involve the Company in the political or legislative process. The Proposal, in fact, states that the purpose of the report is to provide information to shareholders so that shareholders may take whatever action they deem appropriate, such as increasing or decreasing their investment in the Company, or petitioning the Government themselves to amend the law.

MS's reliance on *International Business Machines (March 2, 2000)* is misplaced. The Proposal does not seek a speculative report on the potential impacts of proposed legislation. Rather it seeks a report on the actual impacts already enacted legislation.

Shareholders are entitled to know how a significant social policy – such as SOX – as implemented by a company is affecting their investments. In *General Electric Company (January 17, 2006)*, a proposal seeking the costs and benefits of the company's adoption of a global warming policy was not excludable. As in the case of the company's adoption of a global warming policy in *General Electric Company*, shareholders were permitted by the Staff to request a report on the costs and benefits of MS' implementation of SOX.

MS' reliance on *Allstate Corporation (February 16, 1999)* is misplaced because in that instance, as MS readily admits, the proposal requested a report on the conduct of a legal compliance program. The Proposal, however, does not request information pertaining to how or in what manner MS complies with SOX. Rather, the Proposal requests a report on the "costs" and "benefits" to the Company of the law. The Proposal does not seek to monitor the Company's SOX compliance. It seeks information on how SOX may be directly impacting shareholders' investment.

III. The Proposal is not excludable as false and/or misleading.

MS asserts that the Proposal is excludable because of its title, "Sarbanes-Oxley Right-to-Know Report." MS claims that this title is materially false or misleading.
But the Proposal's title is not materially false or misleading as it makes no statement or assertion. It is simply a title that indicates the subject matter of the Proposal.

MS objects to the title on the grounds that the report requested by the Proposal is not contemplated by SOX and that the term "Right-to-Know Report" is not defined by the Proposal.

First, the Proposal does not assert or imply that the requested report is contemplated by SOX. Next, the term "right-to-know" is defined in the Proposal's Supporting Statement, which states in relevant part,

> ... Shareholders have the right to know how SOX impacts the Company...

This statement is a straightforward assertion that shareholders can reasonably interpret for themselves when they vote on the Proposal. The statement does not cite SOX or anything else as the source of the assertion. It is merely a general proposition subject to commonsense understanding.

However, if clarification of the title and or Supporting Statement is deemed warranted by the Staff, we request the opportunity to amend the Proposal without prejudice to its inclusion in Morgan Stanley's proxy materials.

IV. The Proposal is not excludable as vague.

MS wrongly asserts that the terms "costs" and "benefits" are "vague, difficult to interpret and potentially misleading to shareholders."

First, the Staff has already determined in *General Electric Company (January 17, 2006)* that the "costs" and "benefits" terminology is not excludable. Second, the Proposal does not dictate how MS is to produce the report. Even if the Proposal received a majority of shareholder support, MS would not be compelled to produce a report. The Proposal, in fact, affords MS much latitude to define the contents of and terms used in the requested report.

MS assertion that measuring the "impact" of SOX on the Company's investment banking business won't be understood by shareholders is without foundation. There have been numerous recent articles in major media about how SOX may be impacting the investment banking business.

In addition to those news articles cited in the Proposal's Supporting Statement, recent major media articles spotlight the vigorous debate over the impacts of SOX, including: "U.S. competitiveness is at risk, says report; Sarbanes-Oxley, regulations hampering capital markets' strength, say CEOs (MarketWatch.com, November 30, 2006); and "Sarbanes-Oxley Brings U.S. Firms IPO Earnings Abroad" (Bloomberg.net, October 30, 3006).

Shareholders are quite aware of the debate over SOX's impact on the investment banking business. What shareholders lack, though, is information that the Proposal would provide to help them sort fact from fiction.

MS asserts that "Morgan Stanley would be forced to expend considerable resources in attempting to comply with the Proposal as a result of its vagueness." As previously discussed, however, the Proposal's request is not vague as evidenced by: (1) MS' acknowledgement that it has invested significant resources to ensure compliance with SOX – MS obviously already has some idea of what SOX compliance costs; and (2) the ongoing, well-publicized public debate over whether SOX has impacted investment banking revenue.

There is nothing genuinely vague about the Proposal. In any event, to the extent that uncertainty exists, MS is free to use its best judgment in determining how to do the report.

CONCLUSION

Based upon the forgoing analysis, we respectfully request that the Staff reject MS' request for a "no-action" letter concerning the Proposal. If the Staff deems the Proposal should be modified, we request the opportunity to make such modifications without prejudice to the Proposals inclusion in MS' proxy materials. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and MS and its representatives concerning the Proposal.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter. A copy of this correspondence has been timely provided to MS and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from MS or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or MS's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy

Cc: William O'Shaughnessy, Morgan Stanley
Louis Goldberg, Davis Polk & Wardwell

DAVIS POLK & WARDWELL

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212 450 4539

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December 15, 2006

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Proposal of Free Enterprise Action Fund

Please let this letter serve to reply to the letter dated December 1, 2006 submitted by Steven J. Milloy (the "Response") on behalf of the Free Enterprise Action Fund (the "Proponent") in response to Morgan Stanley's letter dated November 27, 2006 to the Commission seeking to exclude the Proposal referred to below from Morgan Stanley's proxy materials for its 2007 Annual Meeting of Shareholders. A copy of the Response is attached hereto.

Contrary to the Proponent's claims in the Response, Morgan Stanley ("Morgan Stanley" or the "Company") continues to believe that the proposal submitted by the Proponent on October 27, 2006 (the "Proposal") seeks a report implicating nothing more than ordinary business matters. In the Response, the Proponent attempts to characterize the Proposal as raising substantial policy issues. However, when viewed for what it seeks, a report on the "costs" and "benefits" of Morgan Stanley's compliance with a federally mandated regime, Sarbanes-Oxley, we believe the Staff should concur that the Proposal is excludable as relating to ordinary business operations.

The Proponent makes multiple references throughout the Response to the requested information being "material" to shareholders. In addition, the Proponent argues that the disclosure of the "material" information it seeks in its report, the "costs" and "benefits" of complying with Sarbanes-Oxley, is "a basic tenet of the federal securities laws." As a major public company, Morgan Stanley understands its disclosure obligations under the Securities and Exchange Act of 1934. Public disclosure of information material to investors is circumscribed by the federal securities laws and is required to be carried out in periodic reports under the 1934 Act; Morgan Stanley has no obligation to create or provide to investors new types of reports beyond those required under the 1934 Act. Morgan Stanley's compliance with its disclosure obligations is the very essence of ordinary business operations.

The Response also states that the Proponent "does not seek to involve the Company in the political or legislative process." However, on three separate occasions in the Response, the Proponent states that the information it seeks could be used by shareholders to take action such as "petitioning the government to amend [the] law." Morgan Stanley believes that this is a clear indication that Proponent does in fact wish to embroil Morgan Stanley in a political process and that the Proposal is excludable on this basis following the Staff's reasoning in International Business Machines Corporation ("IBM") (March 2, 2000) (finding the proposal in question excludable on the grounds that it "appear[ed] directed at involving IBM in the political or legislative process.").

Finally, the Proponent cites General Electric Company ("GE") (January 17, 2006), to support its assertion that the Proposal is not excludable. However, the GE letter is easily distinguishable from the facts at hand. In GE, the proponent (also the Free Enterprise Action Fund) sought a report on the "costs" and "benefits" of General Electric's global warming policy. While the Staff did not give its reasoning for rejecting General Electric's request to exclude the proposal, it was precisely the sort of proposal that the Staff had held includable on multiple occasions under their social policy exception. A report on the "costs" and "benefits" of complying with an internal environmental policy and a report on the "costs" and "benefits" of complying with a federal law are not comparable. General Electric was not, in implementing its global warming policy, complying with federal law. It was making a choice, involving matters of social policy and the balancing of diverging interests, which the Staff felt are matters of social policy and therefore not excludable.

Otherwise, in relation to the other points made in the Response, we continue to stand by all of the arguments set forth in our initial request under Rules 14a-8(i)(7) and (i)(3). Please call the undersigned at (212) 450-4539 if you should have any questions or need additional information or as soon as a Staff response is available. Please acknowledge receipt of this letter and its attachments by date-stamping the enclosed additional copy of this letter and returning it to our messenger.

Respectfully yours,

Louis Goldberg

Attachment

Cc w/att: Steven J. Milloy, Action Fund Management, LLC

William O'Shaughnessy (Morgan Stanley)

action fund
management, LLC
12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

December 1, 2006

BY OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Morgan Stanley; Shareowner Proposal of the Free Enterprise Action Fund; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

This letter is on behalf of the Free Enterprise Action Fund ("FEAOX") in response to the November 27, 2006 request by Morgan Stanley ("MS" or the "Company") for a letter from the staff of the Division of Corporate Finance (the "Staff") concurring with the Company's view that the above-referenced Shareowner Proposal (the "Proposal") is excludable pursuant to Rule 14a-8.

Action Fund Management, LLC is the investment adviser for FEAOX and is authorized to act on behalf of FEAOX. FEAOX believes the Proposal is not excludable for any of the reasons claimed by MS.

THE PROPOSAL

The Proposal states in its entirety:

SARBANES-OXLEY RIGHT-TO-KNOW REPORT

Resolved: The shareholders request that the Board of Directors prepare by October 2007, at reasonable expense and omitting proprietary information, a Sarbanes-Oxley Right-to-Know Report. The report should include:

1. An assessment of the costs and benefits of the Sarbanes-Oxley Act on the Company's in-house operations; and
2. An assessment of the impacts of the Sarbanes-Oxley Act on the Company's investment banking business.

Supporting Statement:

Since the Company operates for the benefit of shareholders, they have the right to know how laws and regulations impact Company operations.

The Sarbanes-Oxley Act of 2002 (SOX) was intended to improve investor protection and confidence. SOX, however, may adversely impact Company operations without providing the commensurate benefits intended by Congress. Shareholders have the right to know how SOX impacts the Company so they can take appropriate action if warranted.

SOX may be harming shareholder value through unnecessarily burdensome compliance costs and by reducing the Company's investment banking business.

"[In 2005,] only one of the world's 25 biggest initial public offerings listed in the U.S. So far in 2006, just one of the 10 biggest IPOs have priced here. Six years ago, in comparison, the U.S. hosted nine of the top 10 IPOs. Many executives here and abroad blame U.S. regulation. High on their hit list is Sarbanes-Oxley – SOX –, the 2002 corporate-governance law that many CEOs find overly restrictive and costly. [Wall Street Journal, Fixing SOX No Quick Fix, September 22, 2006]

"...Anguish over SOX in this country is not abating... As the CEO of a U.S. stock market, I am in frequent contact with a broad spectrum of business leaders, many of whom list on our exchange. When it comes to SOX, their message is clear: The burden of compliance is onerous, the cost is significant, and it falls disproportionately on smaller companies that are least able to pay. Our research has shown that the burden on small companies, on a percentage of revenue basis, is 11 times that of large companies." [Bob Greifeld, Nasdaq President, *Wall Street Journal*, March 6, 2006]

"That is only part of the problem. In my travels to countries like China, India and Israel, I meet with the new generation of international entrepreneurs who are building businesses and dreaming of the day they can take their companies public. The constant refrain I hear is that when it comes time to do an IPO, they will be reluctant to list on American markets. They will look elsewhere to raise capital, and the main reason they cite is SOX. Indeed, a recent piece in these pages suggested that 90% of international small companies intending to go public are choosing to list abroad because of SOX costs and concerns. Despite the compelling advantages of listing with the world's most efficient markets and having access to our vast pool of sophisticated investors, many of these companies are likely to follow the line of least resistance and list abroad. [ibid.]

RESPONSE TO MS' CLAIMS

I. Summary of the Proposal

The Proposal requests that Morgan Stanley prepare a report on the costs and benefits to the Company of the Sarbanes-Oxley Act of 2002 ("SOX"). Although SOX was enacted to improve investor protection and confidence, significant public debate about whether SOX's costs outweigh its benefits to companies.

Given the ongoing public debate about SOX, the Proposal views SOX as the sort "significant social policy issue" contemplated in Exchange Act Release No. 40,018 (May 21, 1998). That is, because it addresses a significant social policy issue – i.e., balancing the costs and benefits of the investor protection offered by SOX – the Proposal is not excludable from proxy materials merely because it may relate in some manner to some aspect of ordinary business operations.

The purpose of the Proposal is in the nature of disclosure. That is, shareholders are entitled to know how the significant social policy issue of SOX impacts their investment in Morgan Stanley.

The Proposal requests information about costs and benefits incurred by Morgan Stanley in the implementation of SOX – a similar request to what the Staff previously deemed appropriate for the shareholder proposal in *General Electric Company (January 17, 2006)*.

Contrary to Morgan Stanley's claims, the Proposal does not seek to monitor or micro-manage the Company's implementation of SOX; it does not seek to engage Morgan Stanley in public debate about SOX; it does not contain false and/or misleading statements; and it is not vague or confusing to shareholders.

The Proposal merely requests information that is material to shareholders and that is not available from any place other than Morgan Stanley. With the information requested by the Proposal in the hands of shareholders, they may take any action on their own that they deem appropriate including increasing or decreasing their investment in Morgan Stanley and/or petitioning the government to amend the law.

II. The Proposal is not excludable as pertaining to "ordinary business operations."

MS asserts that the Proposal is excludable because compliance with SOX is "fundamental to management's ability to run the company on a day-to-day basis" and "could not as a practical matter, be subject to shareholder oversight."

But the Proposal does not seek to interfere with management's ability to run the Company or subject management to inappropriate shareholder oversight. Nor does the Proposal interfere with management's implementation of SOX. The Proposal merely seeks a report on the impacts of SOX on the company.

SOX is a public law that imposes significant costs on MS and also may also impact MS' business opportunities. MS admits in its request to the Staff that,

> Morgan Stanley has invested significant resources, both financial and human, to ensure it continued compliance with the statute.

MS staff has recently publicly discussed that SOX may impact the firm's ability to do investment banking business:

> "A lot of companies are now talking about going private just to avoid the 404 and Sarbanes-Oxley cost, which is obviously not the goal of the regulation, to make it unattractive to be publicly traded," says Josh Connor at Morgan Stanley. [LatinFinance, September, 2006].

MS is the unique repository of information pertaining to the "significant investment" and potential lost business that may be attributable to SOX. Shareholders are entitled to know whether and to what extent laws and regulations are adversely impacting their investments. Such disclosure of material information is a basic tenet of the federal securities laws.

Given the information requested by the Proposal, shareholders might then be able to make more informed decisions with respect to increasing or decreasing their investment in Morgan Stanley or perhaps petitioning the government for appropriate changes in the law. Without the information requested by the Proposal, shareholders are effectively left in the dark.

The issue at hand <u>is not</u> how management is implementing SOX, but how SOX may be impacting shareholders. The Proposal seeks information about the impacts of SOX on the Company, not oversight of management. The Proposal in no way questions management's compliance with SOX. We assume that management is in compliance with SOX. The information requested by the Proposal would shed light on whether the benefits of the law outweigh its costs and thereby provide shareholders with relevant information to make appropriate decisions.

Contrary to MS' assertion of confusion, the meaning of the Proposal's request for an assessment of the "costs" and "benefits" of SOX is plain on its face and is well understood by MS which, after all, states in its letter to the Staff that,

> Morgan Stanley has invested significant resources, both financial and human, to ensure continued compliance with the statute.

The Proposal seeks, in part, a more detailed description of those "significant resources."

MS asserts, but does not explain how the Proposal seeks to micro-manage the Company. Without support, this assertion cannot stand.

MS also asserts that the Proposal "would likely involve publication of information that is competitively sensitive and therefore potential harmful to the Company." But the Proposal clearly states that proprietary information should be omitted.

MS claims that the Proposal may not rely on Exchange Act Release No. 40,018 (May 21, 1998) because earlier Staff decisions found other proposals excludable when they requested reports regarding compliance with a law or sought to involve the company in the political or legislative process.

The Proposal, however, does not request a report concerning MS' compliance with SOX. The Proposal requests a report about the impacts of SOX on the Company.

The Proposal does not seek to involve the Company in the political or legislative process. The Proposal, in fact, states that the purpose of the report is to provide information to shareholders so that shareholders may take whatever action they deem appropriate, such as increasing or decreasing their investment in the Company, or petitioning the Government themselves to amend the law.

MS's reliance on *International Business Machines (March 2, 2000)* is misplaced. The Proposal does not seek a speculative report on the potential impacts of proposed legislation. Rather it seeks a report on the actual impacts already enacted legislation.

Shareholders are entitled to know how a significant social policy – such as SOX – as implemented by a company is affecting their investments. In *General Electric Company (January 17, 2006)*, a proposal seeking the costs and benefits of the company's adoption of a global warming policy was not excludable. As in the case of the company's adoption of a global warming policy in *General Electric Company*, shareholders were permitted by the Staff to request a report on the costs and benefits of MS' implementation of SOX.

MS' reliance on *Allstate Corporation (February 16, 1999)* is misplaced because in that instance, as MS readily admits, the proposal requested a report on the conduct of a legal compliance program. The Proposal, however, does not request information pertaining to how or in what manner MS complies with SOX. Rather, the Proposal requests a report on the "costs" and "benefits" to the Company of the law. The Proposal does not seek to monitor the Company's SOX compliance. It seeks information on how SOX may be directly impacting shareholders' investment.

III. The Proposal is not excludable as false and/or misleading.

MS asserts that the Proposal is excludable because of its title, "Sarbanes-Oxley Right-to-Know Report." MS claims that this title is materially false or misleading.
But the Proposal's title is not materially false or misleading as it makes no statement or assertion. It is simply a title that indicates the subject matter of the Proposal.

MS objects to the title on the grounds that the report requested by the Proposal is not contemplated by SOX and that the term "Right-to-Know Report" is not defined by the Proposal.

First, the Proposal does not assert or imply that the requested report is contemplated by SOX. Next, the term "right-to-know" is defined in the Proposal's Supporting Statement, which states in relevant part,

> ... Shareholders have the right to know how SOX impacts the Company...

This statement is a straightforward assertion that shareholders can reasonably interpret for themselves when they vote on the Proposal. The statement does not cite SOX or anything else as the source of the assertion. It is merely a general proposition subject to commonsense understanding.

However, if clarification of the title and or Supporting Statement is deemed warranted by the Staff, we request the opportunity to amend the Proposal without prejudice to its inclusion in Morgan Stanley's proxy materials.

IV. The Proposal is not excludable as vague.

MS wrongly asserts that the terms "costs" and "benefits" are "vague, difficult to interpret and potentially misleading to shareholders."

First, the Staff has already determined in *General Electric Company (January 17, 2006)* that the "costs" and "benefits" terminology is not excludable. Second, the Proposal does not dictate how MS is to produce the report. Even if the Proposal received a majority of shareholder support, MS would not be compelled to produce a report. The Proposal, in fact, affords MS much latitude to define the contents of and terms used in the requested report.

MS assertion that measuring the "impact" of SOX on the Company's investment banking business won't be understood by shareholders is without foundation. There have been numerous recent articles in major media about how SOX may be impacting the investment banking business.

In addition to those news articles cited in the Proposal's Supporting Statement, recent major media articles spotlight the vigorous debate over the impacts of SOX, including: "U.S. competitiveness is at risk, says report; Sarbanes-Oxley, regulations hampering capital markets' strength, say CEOs (MarketWatch.com, November 30, 2006); and "Sarbanes-Oxley Brings U.S. Firms IPO Earnings Abroad" (Bloomberg.net, October 30, 3006).

Shareholders are quite aware of the debate over SOX's impact on the investment banking business. What shareholders lack, though, is information that the Proposal would provide to help them sort fact from fiction.

MS asserts that "Morgan Stanley would be forced to expend considerable resources in attempting to comply with the Proposal as a result of its vagueness." As previously discussed, however, the Proposal's request is not vague as evidenced by: (1) MS' acknowledgement that it has invested significant resources to ensure compliance with SOX – MS obviously already has some idea of what SOX compliance costs; and (2) the ongoing, well-publicized public debate over whether SOX has impacted investment banking revenue.

There is nothing genuinely vague about the Proposal. In any event, to the extent that uncertainty exists, MS is free to use its best judgment in determining how to do the report.

CONCLUSION

Based upon the forgoing analysis, we respectfully request that the Staff reject MS' request for a "no-action" letter concerning the Proposal. If the Staff deems the Proposal should be modified, we request the opportunity to make such modifications without prejudice to the Proposals inclusion in MS' proxy materials. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and MS and its representatives concerning the Proposal.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter. A copy of this correspondence has been timely provided to MS and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from MS or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or MS's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy

Cc: William O'Shaughnessy, Morgan Stanley
Louis Goldberg, Davis Polk & Wardwell

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 8, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Morgan Stanley
Incoming letter dated November 27, 2006

The proposal requests that the board of directors prepare, by October 2007, a report on the costs, benefits and impacts of the Sarbanes-Oxley Act on Morgan Stanley.

There appears to be some basis for your view that Morgan Stanley may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., general legal compliance program). Accordingly, we will not recommend enforcement action to the Commission if Morgan Stanley omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Morgan Stanley relies.

Sincerely,

Rebekah Toton
Attorney-Adviser